UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

trivago N.V.

(Name of Issuer)

Class A Shares, nominal value of €0.06 per share

(Title of Class of Securities)

89686D105 (for American Depositary Shares, each representing one Class A Share)

(CUSIP Number)

December 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 89686D105	Page 2 of 8 Pages

(1)	NAMES OF REPORTING PERSONS PAR Investment Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 1,571,266
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,571,266
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,266
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(1)
(12)	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 30,026,635 Class A Shares issued and outstanding as of December 21, 2016, which was the closing date of the Company’s initial public offering, based on the Prospectus dated December 16, 2016 filed with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 89686D105	Page 3 of 8 Pages

(1)	NAMES OF REPORTING PERSONS PAR Group, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 1,571,266
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,571,266
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,266
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(1)
(12)	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 30,026,635 Class A Shares issued and outstanding as of December 21, 2016, which was the closing date of the Company’s initial public offering, based on the Prospectus dated December 16, 2016 filed with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 89686D105	Page 4 of 8 Pages

(1)	NAMES OF REPORTING PERSONS PAR Capital Management, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 1,571,266
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,571,266
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,266
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(1)
(12)	TYPE OF REPORTING PERSON CO

(1)	The percent of class was calculated based on 30,026,635 Class A Shares issued and outstanding as of December 21, 2016, which was the closing date of the Company’s initial public offering, based on the Prospectus dated December 16, 2016 filed with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 89686D105	Page 5 of 8 Pages

Item 1.	Issuer

(a)	Name of Issuer:

trivago N.V. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Bennigsen-Platz 1, 40474

Düsseldorf, Germany

Item 2.	Filing Person

(a)–(c)	Name of Persons Filing; Address; Citizenship:

(i)	PAR Investment Partners, L.P. (“PAR Investment Partners”);

(ii)	PAR Group, L.P. (“PAR Group”), which is the sole general partner of PAR Investment Partners; and

(iii)	PAR Capital Management, Inc. (“PAR Capital Management,” and collectively with PAR Investment Partners and PAR Group, the “Reporting Persons”), which is the sole general partner of PAR Group.

The address of the principal business office of each of the Reporting Persons is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

Each of PAR Investment Partners and PAR Group is a Delaware limited partnership. PAR Capital Management is a Delaware corporation.

(d)	Title of Class of Securities:

Class A Shares (the “Class A Shares”).

(e)	CUSIP Number:

89686D105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G

CUSIP No. 89686D105	Page 6 of 8 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

(i)	PAR Investment Partners directly owns 1,571,266 Class A Shares (the “Shares”), which represents approximately 5.2% of the outstanding Class A Shares.

(ii)	PAR Group is the general partner of PAR Investment Partners and may be deemed to beneficially own the Shares.

(iii)	PAR Capital Management is the general partner of PAR Group and may be deemed to beneficially own the Shares.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
PAR Investment Partners	1,571,266	0	1,571,266	0
PAR Group	1,571,266	0	1,571,266	0
PAR Capital Management	1,571,266	0	1,571,266	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 30,026,635 Class A Shares issued and outstanding as of December 21, 2016, which was the closing date of the Company’s initial public offering, based on the Prospectus dated December 16, 2016 filed with the Securities and Exchange Commission.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The sole general partner of PAR Investment Partners is PAR Group. The sole general partner of PAR Group is PAR Capital Management. Each of PAR Group and PAR Capital Management may be deemed to be the beneficial owner of all shares held directly by PAR Investment Partners.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 89686D105	Page 7 of 8 Pages

Item 10.	Certification.

Not applicable.

SCHEDULE 13G

CUSIP No. 89686D105	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2017

PAR INVESTMENT PARTNERS, L.P. By: PAR Group, L.P., its General Partner By: PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P. By: PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith Title: Chief Operating Officer and General Counsel